SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

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                           SCHEDULE 13D
                        (Amendment No. 6)
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                         PLD Telekom Inc.
                             (Issuer)

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             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            71623P102
              (CUSIP Number of Class of Securities)

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                        Kenneth C. Claydon
                      Cable and Wireless plc
                        124 Theobalds Road
                         London WC1X 8RX
                             England
                         (0171) 315 4000
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Bidder)

                        ------------------


                   Copies of communications to:
                      Edward F. Greene, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         City Place House
                       55 Basinghall Street
                         London EC2V 5EH
                          United Kingdom

                               N/A
                          Time of Event

----------------------------          ---------------------------------
CUSIP No.  71623P109                            Page 2 of 6 Pages
----------------------------          ---------------------------------


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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Cable and Wireless Public Limited Company
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
        See Items 2 and 4                                   (b) |_|
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS
        Not applicable.
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
-----------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United Kingdom
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 NUMBER OF   7.      SOLE VOTING POWER
   SHARES            10,305,739 Shares.  See Item 5.
            -----------------------------------------------------------
BENEFICIALLY 8.      SHARED VOTING POWER
  OWNED BY           - 0 -
            -----------------------------------------------------------
    EACH     9.      SOLE DISPOSITIVE POWER
 REPORTING           10,305,739 shares.  See Item 5.
            -----------------------------------------------------------
PERSON WITH  10.     SHARED DISPOSITIVE POWER
                     - 0 -
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        10,305,739 shares.  See Item 5.
-----------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          |_|

-----------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31%.
        See Item 5.
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14.     TYPE OF REPORTING PERSON
        CO
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


                           SCHEDULE 13D


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CUSIP No.  71623P109                            Page 3 of 6 Pages
---------------------------           ---------------------------------


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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Navona Communications Corporation Ltd.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
        See Items 2 and 4                                   (b) |_|
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS
        Not applicable.
-----------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                           |_|
-----------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda
-----------------------------------------------------------------------
 NUMBER OF   7.      SOLE VOTING POWER
   SHARES            10,305,739 Shares.  See Item 5.
            -----------------------------------------------------------
BENEFICIALLY 8.      SHARED VOTING POWER
  OWNED BY           - 0 -
            -----------------------------------------------------------
    EACH     9.      SOLE DISPOSITIVE POWER
 REPORTING           10,305,739 shares.  See Item 5.
            -----------------------------------------------------------
PERSON WITH  10.     SHARED DISPOSITIVE POWER
                     - 0 -
-----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,305,739 shares. See Item 5.
-----------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          |_|

-----------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31%.
        See Item 5.
-----------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
-----------------------------------------------------------------------

           This Amendment No. 6 to Statement on Schedule 13D (this "Amendment") relates to the Common Shares, without par value (the "Common Shares") of PLD Telekom Inc., a Delaware corporation (the "Company"), which was formerly known as Petersburg Long Distance Inc. and supplements the information set forth in the Statement on Schedule 13D of Cable and Wireless Public Limited Company ("Cable and Wireless") and Navona Communications Corporation Ltd. ("Navona") filed on April 7, 1994 (the "Initial Statement"), as amended by Amendment No. 1 thereto, filed on July 12, 1994 ("Amendment No. 1"), Amendment No. 2 thereto, filed on January 4, 1995 ("Amendment No. 2"), Amendment No. 3 thereto, filed on February 5, 1996 ("Amendment No. 3"), Amendment No. 4 thereto, filed on July 29, 1997 ("Amendment No. 4") and Amendment No. 5 thereto, filed on March 23, 1998 ("Amendment No. 5" and together with the Initial Statement and Amendment Nos. 1 to 4, the "Amended Statement").

           Unless otherwise indicated, capitalized terms have the meanings assigned to such terms in the Amended Statement.

Item 5.    Interest in Securities of the Issuer

           Item 5 of the Amended Statement is hereby supplemented to add the following information:

      A. On April 19, 1998 Cable and Wireless and the Company entered into a Stock Purchase Agreement pursuant to which Cable and Wireless has agreed to transfer, inter alia, to the Company all of its shares of common stock of CommStruct International Byelorussia BV ("CIBBV"), constituting 100% of the issued and outstanding capital stock of CIBBV (the "CIBBV Shares") in exchange for the issuance by the Company to Cable and Wireless of 500,000 newly issued shares of common stock of the Company. The parties' obligations under this Agreement are subject to various conditions, including, first, the closing of the transaction described in the immediately following paragraph, which transaction is itself subject to, inter alia, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the transactions contemplated by the agreements referred to below and, second, approval of the shareholders of the Company if required by the Market Place Rules of the National Association of Securities Dealers.

      B. On April 19, 1998 Cable and Wireless entered into a Stock Purchase Agreement with News America Incorporated, a Delaware corporation ("News America"). Pursuant to that Stock Purchase Agreement Cable and Wireless has agreed to transfer to News America the following assets:

           (i) 10,555,739 shares of common stock of the Company currently owned by Cable and Wireless through its wholly-owned subsidiary Navona or to be acquired by Cable and Wireless pursuant to the transaction described in the immediately preceding paragraph;


                       (Page 4 of 6 Pages)

          (ii) a warrant dated June 28, 1995 conferring on Cable and Wireless the right to purchase up to 250,000 shares of the Company's common stock (subject to adjustment in certain circumstances); and

         (iii) 100% of the shares of PLD Holdings Ltd, a limited liability company organized under the laws of Bermuda ("Holdings") which is owned directly by Navona. Holdings is the owner of 11% of the outstanding common equity interest in ZAO PeterStar ("PeterStar"), a closed joint stock company under the laws of the Russian Federation; the Company currently owns indirectly 60% of the outstanding common equity of PeterStar. News America has entered into a contract with the Company pursuant to which News America will, simultaneously with the closing of this transaction, transfer the shares in Holdings to the Company in exchange for the further issuance of shares in the Company. Thereafter, the Company will own indirectly 71% of the outstanding common equity of PeterStar. This later transfer is subject to various conditions, including approval of the shareholders of the Company if required by the Market Place Rules of the National Associa-tion of Securities Dealers.

The obligations of the parties to this agreement are subject to a number of conditions including obtaining any necessary regulatory approvals, including expiration or early termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, consummation of the transactions described in the immediately preceding paragraph and the sale of the Holdings shares to the Company. Either party may terminate this Stock Purchase Agreement if the transactions contemplated thereby shall not have been consummated by June 30, 1998.

           The foregoing description of the transactions in paragraphs A and B are not complete and are qualified by the full agreements, which are attached as exhibits.

Item 7.    Material Filed as Exhibits

           Item 7 of the Amended Statement is hereby supplemented to add the following exhibits:

Exhibit 13 -   Stock Purchase Agreement dated April 19, 1998
               between PLD Telekom Inc and Cable and Wireless plc

Exhibit 14 -   Stock Purchase Agreement dated April 19, 1998
               between News America Incorporated and Cable and
               Wireless plc


                       (Page 5 of 6 Pages)

                            SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 to Statement on Schedule 13D is true, complete and correct.

                             CABLE AND WIRELESS plc

April 20, 1998               Andrew Reid
---------------              ----------------------------
Date                         By:  Andrew Reid
                             NAVONA COMMUNICATIONS
                             CORPORATION LTD.


                             ----------------------------
                             By: Cable and Wireless plc*


April 20, 1998               By: Andrew Reid
---------------                  ------------------------
Date

*Pursuant to Joint Filing Agreement and Power of Attorney of Navona in favor of Cable and Wireless regarding the filing of
Schedule 13D and amendments thereto dated April 4, 1994, which was filed as Exhibit 1 to the Statement on Schedule 13D on April 17, 1994.



                       (Page 6 of 6 Pages)